SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TOREADOR RESOURCES CORPORATION

(Name of Subject Company and Filing Persons (Issuer))

5.00% Convertible Senior Notes due 2025

(Title of Class of Securities)

891050AA4
891050AB2

(CUSIP Number of Class of Securities)

Craig M. McKenzie
Chief Executive Officer
Toreador Resources Corporation
13760 Noel Road, Suite 1100
Dallas, TX 75240-1383
214-559-3933
(Name, Address and Telephone Number  of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

Laurent Faugérolas Willkie Farr & Gallagher LLP 21-23 rue de la Ville l’Evêque 75008 Paris, France	Jon J. Lyman Willkie Farr & Gallagher LLP Citypoint, 1 Ropemaker Street London EC2Y 9HT United Kingdom

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,385,000	$2,309.05

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 5.00% Convertible Senior Notes due 2025 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of August 30, 2010, there was $32,385,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $32,385,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of, and subject to, the conditions set forth in the Indenture, dated as of September 27, 2005 (the “Indenture”), between Toreador Resources Corporation, a Delaware corporation (“Toreador” or the “Company”), and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), for the Company’s 5.00% Convertible Senior Notes due 2025 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 2, 2010 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (the Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms of, and subject to the conditions set forth in, the Indenture and the Option Documents.  The Notes are convertible into shares of common stock, $0.15625 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  The Company maintains its principal executive offices at c/o Toreador Holding SAS, 9 rue Scribe, Paris, 75009, France, and the telephone number there is +33 1 47 03 34 24.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to Holders consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b) Not applicable.

Item 11.  Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.  Exhibits.

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 2, 2010.

(b)	Not applicable.

(d)(1)

Indenture, dated as of September 27, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form S-3 filed on November 10, 2005).

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2010	Toreador Resources Corporation

	By:	/s/ Craig M. McKenzie
	Name:	Craig M. McKenzie
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 5.00% Convertible Senior Notes due 2025, dated September 2, 2010.

(b)	Not applicable.

(d)(1)

Indenture, dated as of September 27, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form S-3 filed on November 10, 2005).

(g)	Not applicable.

(h)	Not applicable.